SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Enzymotec Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M4059L101

(CUSIP Number)

April 5, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4059L101	SCHEDULE 13G/A	Page 2 of 8

1.	NAMES OF REPORTING PERSONS GALAM MANAGEMENT AND MARKETING AGRICULTURAL COOPERATIVE SOCIETY LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,215,920
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,215,920
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,920
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO(2)

(1)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer’s 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

(2)
The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M4059L101	SCHEDULE 13G/A	Page 3 of 8

1.	NAMES OF REPORTING PERSONS OCMANIT THE ECONOMIC UNION FOR MA’ANIT AGRICULTURAL COOPERATIVE SOCIETY LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,215,920 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,215,920 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,920 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO (3)

(1)
All of such 3,215,920 Ordinary Shares are held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”), in which the Reporting Person holds a majority of the outstanding shares and with which it therefore shares beneficial ownership.

(2)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer’s 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

(3)
The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M4059L101	SCHEDULE 13G/A	Page 4 of 8

1.	NAMES OF REPORTING PERSONS KIBBUTZ MA’ANIT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,215,920 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,215,920 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,215,920 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) OO (3)

(1)
All of such 3,215,920 Ordinary Shares are held by Galam M&M, in which Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd.  (“Ochmanit”) holds a majority of the outstanding shares. Ochmanit is wholly-owned by the Reporting Person and its members, with 51% of the voting rights held by the Reporting Person.

(2)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer’s 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

(3)
Established in 1935, the Reporting Person is a communal society, referred to in Hebrew as a “kibbutz” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa, Israel. The Reporting Person is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis.

CUSIP No. M4059L101	SCHEDULE 13G/A

Item 1(a).	Name of Issuer:

The name of the issuer is Enzymotec Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Sagi 2000 Industrial Area, Migdal Ha’Emeq, 2310001, Israel.

Item 2(a).	Name of Person Filing:

The following entities, listed in sub-paragraphs (i)-(iii) below, which are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 12, 2015 (the “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”)
(ii)	Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”)
(iii)	Kibbutz Ma’anit

This Amendment reflects the following changes to the beneficial ownership of the Reporting  Persons relative to the Statement:

(x) The deletion of Galam Ltd., formerly a wholly-owned subsidiary of Galam M&M, from the group of reporting persons, due to (1) its disposition of its Ordinary Shares (as defined in Item 2(d) below) to Galam M&M, and (2) Galam M&M’s disposition of its 100% equity interest in Galam Ltd. to an outside/third party; and

(y) A reduction in the number of Ordinary Shares beneficially owned by Galam M&M due to a distribution by it of Ordinary Shares to a former member of Galam M&M that exited Galam M&M.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Galam M&M: Kibbutz Ma’anit 3785500 Israel
(ii)	Ochmanit: Kibbutz Ma’anit 3785500 Israel
(iii)	Kibbutz Ma’anit: Kibbutz Ma’anit 3785500 Israel

Item 2(c).	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Galam M&M: Israel
(ii)	Ochmanit: Israel
(iii)	Kibbutz Ma’anit: Israel

Item 2(d).	Title of Class of Securities:

This Amendment relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share, of the Issuer (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is M4059L101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
(b)	Percent of class*: See Row 11 of the cover page for each Reporting Person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
(iii)	Sole power to dispose of or to direct the disposition of: See Row 7 of the cover page for each Reporting Person.
(iv)	Shared power to dispose of or to direct the disposition of: See Row 8 of the cover page for each Reporting Person.

*
All percentage beneficial ownership reflected in this Amendment is based on 22,944,872 Ordinary Shares outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer’s 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Galam Ltd. is no longer a member of the group that is filing this Amendment, and it furthermore no longer owns any Ordinary Shares. See Item 2(a), paragraph (x) above.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See the footnotes to the cover page for each Reporting Person.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

GALAM MANAGEMENT AND MARKETING AGRICULTURAL COOPERATIVE SOCIETY LTD.

By: /s/ Shmuel Leshem; /s/ Orit Hemmo
Name: Shmuel Leshem and Orit Hemmo Title: Authorized Signatories

OCHMANIT THE ECONOMIC UNION FOR MA’ANIT AGRICULTURAL COOPERATIVE SOCIETY LTD. By: /s/ Shmuel Leshem; /s/ Orit Hemmo
Name: Shmuel Leshem and Orit Hemmo Title: Authorized Signatories KIBBUTZ MA’ANIT By: /s/ Shmuel Leshem; /s/ Orit Hemmo
Name: Shmuel Leshem and Orit Hemmo Title: Authorized Signatories

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)